FORM 4

[ ] Check this box if no longer                U.S. SECURITIES AND EXCHANGE COMMISSION
    subject to Section 16. Form                        Washington, D.C. 20549
    4 or Form 5 obligations may
    continue.  See Instruction 1(b).        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Kelly           Brian             G.        Activision, Inc. (ATVI)                        _X_ Director      ___ 10% Owner
__________________________________________  _____________________________________________      X  Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for          --- title below)      below)
                                               Security Number of      Month/Year
                                               Reporting Person                               Co-Chairman
c/o Activision, Inc.                           (Voluntary)             February, 2001
3100 Ocean Park Boulevard                                           ______________________________________________________________
__________________________________________
                 (Street)                                           5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                       Original (Month/Year)     (Check Applicable Line)
Santa Monica      CA                90405                                                      X  Form Filed by One Reporting Person
__________________________________________                                                    --
  (City)          (State)          (Zip)                                                      __  Form Filed by More Than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                  Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, par value
  $.000001 per share            2/20/01     M           25,000      A      $3.00
Common Stock, par value
  $.000001 per share            2/20/01     M           50,000      A      $4.25
Common Stock, par value
  $.000001 per share            2/20/01     M           75,000      A      $5.31
Common Stock, par value
  $.000001 per share            2/20/01     M           50,000      A      $6.00
Common Stock, par value
  $.000001 per share            2/20/01     S           20,100      D     $22.875
Common Stock, par value
  $.000001 per share            2/21/01     S           25,000      D     $22.05
Common Stock, par value
  $.000001 per share            2/26/01     S          154,900      D     $22.75         186,091             D
                                                                                          44,513             1              (1)

* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)

                                                      (Print or Type Responses)
                                                                Page 1 of 2

                              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative          Day     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security       Year)    Code     V        (A)        (D)        able         Date

----------------------------------     -----------   ---------   ------------  ----------- -----------    ----------   ----------

Employee Stock Options                  $3.00          2/20/01     M                           25,000      3/4/94       3/4/03
Employee Stock Options                  $4.25          2/20/01     M                           50,000      12/15/94     12/15/04
Employee Stock Options                  $5.31          2/20/01     M                           75,000       7/15/95      7/15/04
Employee Stock Options                  $6.00          2/20/01     M                           50,000       8/10/00      4/18/10
Employee Stock Options                  $6.00          4/18/00     A        V     184,004                   8/10/00      4/18/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
                                Title           Number of     Security       of Month         (I)              Ownership
                                                Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
                        --------------------    ---------  -------------  -------------   --------------   --------------

                        Common Stock               25,000
                        Common Stock               50,000
                        Common Stock               75,000
                        Common Stock               50,000
                        Common Stock              184,004                    2,298,486            D

Explanation of Responses:

(1)  Includes 7,032 shares of Common Stock transferred by the reporting person to an irrevocable trust for the benefit of reporting persons's minor children.  The reporting person does not exercise or share investment control over such shares.  Also includes
     37,481 shares held by Delmonte Investments LLC, of which the reporting person is a member.  The reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

                                                                         /s/ Brian G. Kelly                    3/09/01
**Intentional misstatements or omissions of facts constitute             -------------------------------      ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                   **Signature of Reporting Person       Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.                                        Page 2 of 2